John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

November 26, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

This letter is in response to comments received by telephone on November 19, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 103 under the Securities Act of 1933, as amended, and Amendment No. 105 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 1, 2013 (the “Amendment”) relating to the Global Income Fund (formerly, Global High Yield Fund), a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms have the same meaning as in the Amendment, unless otherwise indicated.

Prospectus

Comment 1 — As the Fund has recently changed its name, please update the name of the Fund on the SEC’s EDGAR database.

Response to Comment 1 — The Fund will make the requested change.

Comment 2 — With respect to the Fund’s expense limitation agreement relating to the Fund’s Class A shares, please file a copy of this agreement as an exhibit to the Trust’s registration statement.

Response to Comment 2 — The Trust intends to file the expense limitation agreement relating to the Fund’s Class A shares in the next post-effective amendment to the Fund’s registration statement.

Comment 3 — In “Fund summary — Principal investment strategies,” because the Fund can invest in derivatives, if derivatives are counted for the Fund’s 80% investment policy related to its name (the “80% Policy”) and 40% investment policy related to investing in foreign securities (the “40% Policy”), please confirm that such investments are valued on a net or mark-to-market basis, and not on a notional basis.

Response to Comment 3 — The Fund reserves the right to use derivatives and other synthetic instruments to count towards its 80% and 40% Policies. The Fund generally uses market value to value derivatives in connection with its 80% and 40% Policies.

Securities and Exchange Commission

November 26, 2013

Comment 4 — In “Fund summary — Principal risks,” please add a separate interest rate risk factor.

Response to Comment 4 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that interest rate risk is sufficiently described under the heading “Fixed-income securities risk.”

Comment 5 — In “Fund summary — Past performance — Average annual total returns,” please clarify the name of the index labeled “JHF II Global High Yield Custom Benchmark,” as it is not referenced in the introductory paragraph.

Response to Comment 5 — The Fund has made the requested change.

Comment 6 — In “Fund summary — Portfolio management,” the Fund states that certain portfolio managers have managed the Fund “since inception.” Please revise this disclosure to indicate the year in which each portfolio manager has commenced management of the Fund.

Response to Comment 6 — The Fund respectfully declines to make this change. Given that the inception date of the Fund is provided on the same page in the “Past performance” disclosure, the Fund believes that it is not necessary to specify the year that a given portfolio manager began managing the Fund, if such portfolio manager has served in this capacity since the Fund’s inception.

Comment 7 — Please revise “Fund details” to correspond to changes made to the “Fund summary” in response to the staff’s comments.

Response to Comment 7 — The Fund has made the requested change.

Comment 8 — In “Fund details — Temporary defensive investing,” please delete the first two bullet points relating to holding cash to meet redemption requests and make other anticipated cash payments, as the SEC staff does not consider these practices to be temporary defensive investing.

Response to Comment 8 — The Fund has made the requested change.

Comment 9 — In “Fund details — Principal investment strategies,” please explain how the term “abnormal circumstances” is different from the conditions under which the Fund may take “temporary defensive” positions, as described in Item 9(b)(6) of Form N-1A.

Response to Comment 9 — As the Fund has removed the sentences regarding “abnormal circumstances” in response to the Staff’s comment, the Fund respectfully notes that a response to this comment is not necessary.

Comment 10 — In “Selling shares — By wire or electronic funds transfer (EFT),” the Fund states that “Funds requested by wire will generally be wired the next business day. A $4 fee will be deducted from your account.” Please add the $4 wire fee to the Fund’s fee table.

Response to Comment 10 — The Fund respectfully declines to make the requested change, as this fee is only applicable to certain investors based on their particular circumstances. Instruction 2(d) to Item 3 of Form N-1A provides that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

Securities and Exchange Commission

November 26, 2013

Comment 11 — In the “Appendix,” in the first paragraph, please add the word “policies” to the phrase “investment style, objectives, and strategies.”

Response to Comment 11 — The Fund has made the requested change.

Comment 12 — In the “Appendix,” in the first paragraph, if applicable, please disclose whether registered investment companies other than the Fund are included in the Composite.

Response to Comment 12 — The Fund confirms that no registered investment companies other than the Fund are included in the Composite.

Comment 13 — Please confirm that the disclosure in the “Appendix” regarding the portfolio managers’ management of the Composite is consistent with the SEC staff’s views as expressed in Bramwell Growth Fund (pub. avail. Aug. 07, 1996) (“Bramwell”).

Response to Comment 13 — The Fund confirms that the disclosure in the “Appendix” regarding the portfolio managers’ management of the Composite is consistent with the SEC staff’s views as expressed in Bramwell.

Comment 14 — In the “Appendix,” in the second paragraph, please identify the previous investment adviser at which the Fund’s portfolio management team managed the comparable accounts.

Response to Comment 14 — The Fund has made the requested change.

Comment 15 — In the “Appendix,” in the second paragraph, the Fund states that “certain portfolios” are not subject to 1940 Act or Internal Revenue Code restrictions. Please clarify, if applicable, whether any investment companies, other than the fund, are included in the Composite.

Response to Comment 15 — As noted in our response to Comment 12 above, the Fund confirms that no registered investment companies other than the Fund are included in the Composite.

Comment 16 — In the “Appendix,” if there are other registered investment companies, please disclose the names of those funds and the time period(s) for which those funds’ performance history is included.

Response to Comment 16 — As noted in our response to Comment 12 above, the Fund confirms that no registered investment companies other than the Fund are included in the Composite.

Comment 17 — In the “Appendix,” in the fifth paragraph, please state that the Composite’s performance has been calculated net of “all” actual fees and expenses.

Response to Comment 17 — The Fund has made the requested change.

Comment 18 — In the “Appendix,” in the fifth paragraph, in the sentence that reads “The Composite does not have such charges or reflect expenses,” please delete the words “or reflect expenses,” since there is a prior statement that the Composite actually does reflect expenses.

Response to Comment 18 — The Fund has made the requested change.

Comment 19 — In the “Appendix,” under the heading “Global High Yield/Emerging Markets Debt 50/50 Composite,” please delete the subheading “Corresponding to John Hancock Global Income Fund.”

Response to Comment 19 — The Fund has made the requested change.

Securities and Exchange Commission

November 26, 2013

Statement of Additional Information

Comment 20 — In “Investment Restrictions — Fundamental Investment Restrictions,” for purposes of determining whether the Fund has concentrated in a particular industry, please disclose that the Fund treats both the borrower and the financial intermediary under a loan participation as “issuers,” consistent with the staff’s views expressed in Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Response to Comment 20 — The Fund has made the requested change.

Comment 21 — In “Distribution Agreements,” please disclose that the Fund’s distributor is an affiliate of the Fund’s investment adviser, in accordance with Item 19(b) of Form N-1A.

Response to Comment 21 — The Fund has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Andrew Wilkins

Andrew Wilkins

Assistant Secretary
John Hancock Funds II